SECURITIES AND EXCHANGE COMMISSION

09040232

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46620

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MIDSOUTH CAPITAL, INC.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1050 CROWN POINT PARKWAY, STE 200
(No and Street)

ATLANTA (City) GA (State) 30338 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARK HILL (770) 973-9748
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TOMKIEWICZ WRIGHT, LLC
(Name - *if individual, state last, first, middle name)*

6111 PEACHTREE DUNWOODY RD., BLDG E STE 102 (Address) ATLANTA, (City) GA (State) 30328 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant* must be supported by a statement of facts and circumstances relied on as the basis for the exemption See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/30

OATH OR AFFIRMATION

I, MARK HILL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MIDSOUTH CAPITAL, INC., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHAIRMAN/CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditors' report on Internal Control Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240. 17a-5(e)(3).*

MIDSOUTH CAPITAL, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
(with report of independent auditors)

YEARS ENDED DECEMBER 31, 2008 AND 2007

MIDSOUTH CAPITAL, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2008 AND 2007

CONTENTS

Tomkiewicz Wright, LLC
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
MidSouth Capital, Inc.
Atlanta, Georgia

We have audited the accompanying statements of financial position of MidSouth Capital, Inc. ("the Company") as of December 31, 2008 and 2007, and the related statements of operations, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MidSouth Capital, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our 2008 audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the 2008 audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tomkiewicz Wright, LLC

Atlanta, Georgia
February 23, 2009

6111 Peachtree-Dunwoody Road, Building E, Suite 102, Atlanta, GA 30328
Tel 770.351.0411 Fax 770.351.0495 www.twcpaga.com

MIDSOUTH CAPITAL, INC.

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2008	December 31, 2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 113,993	$ 122,757
Receivables	26,484	208,608
Investments, at fair value - trading securities	32,304	57,939
Deposits with clearing organizations	100,000	103,700
Prepaid expenses	-0-	1,778
Total current assets	272,781	494,782
Furniture and equipment, net of accumulated depreciation	8,353	11,951
Deferred tax asset	338,500	240,000
Deposits	18,794	18,794
	$ 638,428	$ 765,527
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$ 311,564	$ 255,256
Obligation under lines of credit	51,860	49,623
Preferred stock dividends payable	-0-	34,849
Total current liabilities	363,424	339,728
Stockholders' equity:		
Preferred stock; no par value, 1,000 shares authorized; 27 shares issued and outstanding	270,000	270,000
Common stock; no par value, 1,000,000 shares authorized; 368,582 and 205,055 shares issued and outstanding	657,116	283,009
Contributed capital	215,807	534,307
Accumulated deficit	(867,919)	(661,517)
Total stockholders' equity	275,004	425,799
	$ 638,428	$ 765,527

See notes to financial statements and auditors' report.

MIDSOUTH CAPITAL, INC.

STATEMENTS OF OPERATIONS

	Years Ended December 31,	
	2008	2007
Revenues:		
Commission and fee income - securities	$ 3,017,336	$ 3,154,983
Commission income - insurance	774,051	644,473
Investment banking fees	35,675	1,040,259
Interest offset fees	102,898	174,626
Managed account fees	335,100	427,690
Account service charges	27,438	75,483
Other income	20,437	93,083
Unrealized (loss) gain on investments	(24,410)	32,443
Realized gain on sale of investments	15,665	4,228
Interest income	126,768	25,344
Total revenues	4,430,958	5,672,612
Expenses:		
Commission expense	2,349,324	3,024,035
Clearing costs	292,937	280,259
Other operating expense	561,913	594,903
Employee compensation and benefits	1,124,871	1,522,690
Depreciation expense	4,143	11,801
Occupancy	144,161	124,499
Registration fees	69,160	49,260
Interest expense	13,392	39,390
Communications	204,709	179,582
Total expenses	4,764,610	5,826,419
Net loss before income taxes	(333,652)	(153,807)
Income taxes:		
Deferred income tax benefit	98,500	50,000
NET LOSS	$ (235,152)	$ (103,807)

See notes to financial statements and auditors' report.

MIDSOUTH CAPITAL, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Capital Stock										
	Preferred			Common							
	Shares		Amount	Shares		Amount		Contributed Capital		Accumulated Deficit		Total Stockholders' Equity
Balances, January 1, 2007	27	$	270,000	205,055	$	283,009	$	435,807	$	(530,710)	$	458,106
Capital contribution								98,500				98,500
Preferred stock dividends										(27,000)		(27,000)
Net loss										(103,807)		(103,807)
Balances, December 31, 2007	27		270,000	205,055		283,009		534,307		(661,517)		425,799
Stock issued for capital contributed in 2007 and 2006				157,906		318,500		(318,500)				-0-
Stock issued for cash, at stated value				57,000		57,000						57,000
Stock redeemed and canceled, at stated value				(51,379)		(1,393)						(1,393)
Cancellation of preferred stock dividends accrued in 2007 and 2006										34,849		34,849
Preferred stock dividends										(6,099)		(6,099)
Net loss										(235,152)		(235,152)
Balances, December 31, 2008	27	$	270,000	368,582	$	657,116	$	215,807	$	(867,919)	$	275,004

See notes to financial statements and auditors' report.

MIDSOUTH CAPITAL, INC.

STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS
YEARS ENDED DECEMBER 31, 2008 AND 2007

Subordinated liabilities at January 1, 2007	$ -0-
Increases:	
Issuance of subordinated notes	-0-
Decreases:	
Payment on subordinated notes	-0-
Subordinated liabilities at December 31, 2007	-0-
Increases:	
Issuance of subordinated notes	-0-
Decreases:	
Payment on subordinated notes	-0-
Subordinated liabilities at December 31, 2008	$ -0-

See notes to financial statements and auditors' report.

MIDSOUTH CAPITAL, INC.

STATEMENTS OF CASH FLOWS

	Years Ended December 31,	
	2008	2007
Operating activities:		
Net loss	$ (235,152)	$ (103,807)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation expense	4,143	11,801
Changes in operating assets and liabilities:		
Investments	25,635	(32,374)
Receivables	182,124	(175,535)
Deposits with clearing organizations	3,700	17,730
Deferred tax asset	(98,500)	(50,000)
Prepaid expenses	1,778	-0-
Accounts payable and accrued expenses	56,308	(1,201)
Net cash used by operating activities	(59,964)	(333,386)
Investing activities:		
Purchase of furniture and equipment	(545)	(9,650)
Net cash used by investing activities	(545)	(9,650)
Financing activities:		
Cash received from paid-in capital contributions	-0-	98,500
Cash received for issuance of common stock	57,000	-0-
Cash paid for common stock redemption	(1,393)	-0-
Net proceeds (repayment) on line of credit obligations	2,237	(691)
Dividends paid on preferred stock	(6,099)	(10,000)
Net cash provided by financing activities	51,745	87,809
Net change in cash and cash equivalents	(8,764)	(255,227)
Cash and cash equivalents, beginning of year	122,757	377,984
Cash and cash equivalents, end of year	$ 113,993	$ 122,757

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the year for:		
Interest	$ 13,392	$ 39,390
Income taxes	$ -0-	$ -0-

See notes to financial statements and auditors' report.

1. Summary of Significant Accounting Policies

Description of Business
MidSouth Capital, Inc. (the "Company") is an independent investment banking company headquartered in Atlanta, Georgia. The Company's products and services include stocks, bonds, mutual funds, unit investment trusts, government securities, retirement plans, annuities, private investment opportunities, insurance products and corporate finance activities. The Company is a member of the Financial Industry Regulatory Authority ("FINRA").

Securities Transactions
Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a settlement date basis, which approximates a trade date basis. Accounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the accompanying statements of financial condition.

Cash and Cash Equivalents
The Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business.

Furniture and Equipment
Furniture and equipment are stated at cost, less accumulated depreciation. Depreciation is provided by the straight-line method over the estimated useful lives of the depreciable assets, which range from three to five years.

Income Taxes
The Company accounts for income taxation effects as set forth in Statement on Financial Accounting Standards ("SFAS") No. 109, *"Accounting for Income Taxes"* and related pronouncements. Under SFAS 109, deferred income taxes are provided using a liability method. Under the liability method, deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in future periods based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

Concentrations of Credit Risk
The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers. In the event counterparts do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterpart or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterpart.

The Company has certificates of deposit with one bank totaling $113,436 at December 31, 2008.These deposits are insured up to $250,000 by the Federal Deposit Insurance Corporation ("FDIC"). The Company maintains its primary checking account, stock investment account, and a clearing deposit balance with its primary clearing organization. This organization is also responsible for the payment of a significant portion of the Company's total receivable balance at December 31, 2008. The total amount held or owed to the Company by the clearing organization is $122,829 at December 31, 2008. These amounts are not insured by the FDIC.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications
Certain reclassifications to the accompanying 2007 financial statements have been made in order to conform to the 2008 financial statement presentation.

Recent Accounting Pronouncements
In December 2008, the Financial Accounting Standards Board issued FASB Staff Position ("FSP") FIN 48-3, *"Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises."* FSP FIN 48-3 permits an entity within its scope to defer the effective date of FASB Interpretation ("FIN") 48, *"Accounting for Uncertainty in Income Taxes"*, to its annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to defer the application of FIN 48 for the year ending December 31, 2008. The Company evaluates its uncertain tax positions using the provisions of SFAS 5, *"Accounting for Contingencies"*. Accordingly, a loss contingency is recognized when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position, or for all uncertain tax positions in the aggregate, could differ from the amount recognized.

2. Receivables

	December 31, 2008	December 31, 2007
Due from clearing organizations	$ 26,484	$ 172,721
Employee/independent broker advances	-0-	35,887
	$ 26,484	$ 208,608

In the opinion of management, no allowance for doubtful accounts and concurrent bad debt charge is necessary for receivables owed as of December 31, 2008.

3. Investments

Investments consist of positions acquired as compensation for private placement of the respective issues with Company clients. The shares are frequently received with a restrictive period during which they may not be resold. Restrictions, if any, on shares held at the end of each fiscal year generally expire during the subsequent twelve months, and under generally accepted accounting principles are classified as trading securities and reported at fair value. Changes in unrealized gains and losses are included in current year earnings. Fair values of the investments are based on quoted market sources. Some shares do not have an established market, and management elects to carry these shares at no recorded value due to the uncertainty of their ultimate value, if any, when the shares are unrestricted and an established market exists. Realized gains and losses are determined on the basis of specific identification.

During the years ended December 31, 2008 and 2007, net unrealized (losses) gains of ($24,410) and $32,443 were recognized. During the years ended December 31, 2008 and 2007, realized gains of $15,665 and $4,228 were recognized.

4. Furniture and Equipment

	December 31, 2008	December 31, 2007
Furniture	$ 30,143	$ 30,143
Computer equipment	35,239	35,239
Communication equipment	13,489	12,943
	78,871	78,325
Less accumulated depreciation	(70,518)	(66,374)
	$ 8,353	$ 11,951

5. Obligation Under Lines of Credit

At December 31, 2008 and 2007, the Company had outstanding borrowings of $46,602 and $49,623 under a line of credit arrangement with a bank. Interest is charged at the prevailing prime interest rate plus one percent. Interest is payable monthly, with the principal due on demand. The line is subject to an annual renewal. The line of credit is collateralized by all assets of the Company. This line of credit is closed to additional advances.

The Company has a credit facility with a finance company for cash advances up to $5,700. Outstanding borrowings were $5,258 at December 31, 2008. On January 15, 2009, the finance company discontinued this cash advance program for its customers.

6. Stockholders' Equity

Preferred Stock
The rights and preference of preferred stock are established by the Company's Board of Directors upon issuance. The preferred stock has a stated and redemption value of $10,000 per share, bears a non-cumulative dividend rate of 10% and is redeemable at the Company's option. Obligation to pay dividends is at the sole discretion of the Board of Directors based on its determination of the Company's ability to pay. In 2008, the Company determined it did not have ability to pay $34,849 in dividends accrued in 2006 and 2007 and canceled its obligation for those dividends.

Common Stock Issues
During the year ended December 31, 2008, 57,000 common shares were issued to Company officers and a family member of an officer for $57,000 in cash. 157,906 common shares were issued to an officer and a family member of an officer for $318,500 for cash which had been contributed in 2006 and 2007.

Stock Redemption
In 2008 the Company redeemed and canceled 51,379 common shares from a former Company officer for $1,393 in cash.

7. Income Taxes

The components of the provision for income taxes are as follows:

	December 31,	
	2008	2007
Deferred:		
Federal	$ 287,500	$ 205,000
State	51,000	35,000
Total income tax benefit	$ 338,500	$ 240,000

The Company has available at December 31, 2008 and 2007 unused operating loss carry-forwards of $1,000,000 and $745,000 that may be applied against future taxable income, and that expire in years from 2021 to 2028. Management believes the Company has the ability to use all loss carry-forwards prior to their expiration, and therefore no allowance has been established as an offset to the related deferred tax asset.

8. Other Related Party Transactions

At December 31, 2007, receivables included $19,000 of advances Company officers, who are also stockholders. During the years ended December 31, 2008 and 2007, management fees expense to a company related by common ownership was $29,000 and $7,047.

9. Contingencies and Commitments

Operating Leases
The Company leases office space under a non-cancelable operating lease which expires in 2011. Minimum future rental payments under this lease as of December 31, 2008, for each year and in the aggregate are:

2009	$ 131,002
2010	134,805
2011	33,948
	$ 299,755

The Company has various other operating leases for equipment and storage space under short-term arrangements. Total rent expense recorded for 2008 and 2007 was $144,161 and $124,499.

Contingencies
The Company can be subject to litigation, arbitration settlements, and regulatory assessments which arise in the ordinary course of business in the securities industry. The Company recognizes a liability and expense for any such matters at the time exposure to loss is more than remote and an amount of the loss is reasonably determinable. In the opinion of management, there are no outstanding matters at December 31, 2008 requiring contingent loss recognition.

10. Supplemental Disclosure of Cash Flow Information

Non-Cash Financing Transactions
As disclosed in Note 6, during the year ended December 31, 2008, $34,849 in accrued preferred stock dividends were canceled by the Company. 157,906 common shares were issued in exchange for $318,500 of capital contributed in 2006 and 2007 resulting in reclassification of this amount from contributed capital to common stock.

11. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceeds 15 to 1 (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds 10 to 1).

At December 31, 2008, the Company has a net allowable capital deficit of $123,748, which was $147,976 below the required net capital of $24,228. The Company's aggregate indebtedness to net capital ratio is not applicable as of December 31, 2008, as net capital was in a deficit position at that time. Securities not readily marketable, deferred tax assets, furniture and equipment, and other non-current assets reflected in the accompanying 2008 statement of financial condition are not allowable assets for the purpose of computing minimum net capital under the Rule. The Company's exemption from the reserve requirements of Rule 15c3-1 (Customer Protection Rule) is under the provisions of Paragraph (k)(2)(ii), in that the Company does not hold customer funds or securities, and all customer funds received in connection with private placements and limited partnership offerings are immediately deposited in a restricted escrow account handled by a commercial bank.

12. Subsequent Event

In January 2009, the Company issued 69,495 common shares for $250,000 in cash, of which 23,165 shares were issued to a family member of an officer for $100,000.

MIDSOUTH CAPITAL, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL		
Total member's equity from Statement of Financial Condition	$	275,004
Deduct member's equity not allowable for net capital		-0-
Total member's equity qualified for net capital		275,004
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-0-
Other (deductions) or allowable credits		-0-
Total capital and allowable subordinated liabilities		275,004
Deductions and/or charges:		
Non-allowable assets:		
Securities not readily marketable		32,304
Furniture and equipment		8,353
Deferred tax assets		338,500
Other assets		18,794
Secured demand note deficiency		-0-
Commodity futures contracts and spot commodities/propriety capital charges		-0-
Other deductions and/or charges		-0-
Other additions and/or credits		-0-
Net capital before haircuts on securities positions (tentative net capital)		(122,947)
Haircuts on securities:		
Contractual securities commitments		-0-
Subordinated securities borrowings		-0-
Trading and investment securities:		-0-
Exempted securities		-0-
Debt securities		-0-
Options		-0-
Other securities		287
Undue concentrations		514
Other		-0-
Net capital	$	(123,748)

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	24,228
Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital requirement (greater of above)	$	24,228
Excess net capital	$	(147,976)
Excess net capital at 1000%	$	(160,090)

(Continued)

MIDSOUTH CAPITAL, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
DECEMBER 31, 2008

AGGREGATE INDEBTEDNESS		
Total aggregated indebtedness liabilities from Statement of Financial Condition:	$	363,424
Add:		
Drafts for immediate credit		-0-
Market value of securities borrowed for which no equivalent value is paid or credited		-0-
Other unrecorded amounts		-0-
Total aggregate indebtedness	$	363,424
Ratio: Aggregate indebtedness to net capital		N/A
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2008)		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	(108,440)
Net audit adjustments – unrecorded accounts payable and accrued expenses		(15,308)
Net capital per above	$	(123,748)

See notes to financial statements and auditors' report.

TW ***Tomkiewicz Wright, LLC***
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
MidSouth Capital, Inc.
Atlanta, Georgia

In planning and performing our audit of the financial statements and supplemental schedules of MidSouth Capital, Inc. (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

6111 Peachtree-Dunwoody Road, Building E, Suite 102, Atlanta, GA 30328
Tel 770.351.0411 Fax 770.351.0495 www.twcpaga.com

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tomkiewicz Wright, LLC

Atlanta, Georgia
February 23, 2009